UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO/A
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 5)

PHARMANET DEVELOPMENT GROUP, INC.
(Name of Subject Company (Issuer))

PDGI ACQUISITION CORP. (Offeror)
JLL PHARMANET HOLDINGS, LLC (Parent of Offeror)
JLL PARTNERS FUND V, L.P.
JLL PARTNERS FUND VI, L.P.
(Name of Filing Persons)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

717148100
(CUSIP Number of Class of Securities)

PDGI Acquisition Corp.
c/o JLL Partners, Inc.
 450 Lexington Avenue, 31st Floor
New York, NY 10017
Attention:  Peter M. Strothman
 Tel: 212-286-8600
(Name, Address and Telephone Numbers of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Steven J. Daniels, Esq.
One Rodney Square
P.O. Box 636
Wilmington, Delaware 19899
 Tel: 302-651-3000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$99,072,755	$3,894

_______
(1)
Estimated solely for purposes of calculating the filing fee. The transaction value was determined by multiplying the offer price of $5.00 net per share in cash by 19,814,551, which is the sum of (i) 19,797,146 shares of common stock, par value $0.001 per share, of PharmaNet Development Group, Inc. (“PharmaNet”) outstanding as of February 2, 2009, as represented by PharmaNet in the Merger Agreement (as defined herein) and (ii) 17,405 shares of common stock that PharmaNet expects to be issuable before the expiration of the Offer in connection with outstanding Restricted Stock Unit awards issued by PharmaNet, based on information provided by PharmaNet.

(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, by multiplying the transaction value by 0.0000393.
■
Check the box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $3,894	Filing Party: PDGI Acquisition Corp., JLL PharmaNet Holdings, LLC, JLL Partners Fund V, L.P. and JLL Partners Fund VI, L.P.
Form or Registration No.: Schedule TO	Date Filed: February 12, 2009
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
■	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 5 (“Amendment No. 5”) further amends the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission on February 12, 2009, as amended on February 19, 2009, February 23, 2009, March 5, 2009 and March 13, 2009 by PDGI Acquisition Corp., a Delaware corporation (“Purchaser”), JLL PharmaNet Holdings, LLC, a Delaware limited liability company and Purchaser’s sole stockholder (“Parent”), JLL Partners Fund V, L.P., a Delaware limited partnership (“JLL Fund V”), and JLL Partners Fund VI, L.P., a Delaware limited partnership (together with JLL Fund V, the “Sponsors”), which relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.001 per share, of PharmaNet Development Group, Inc., a Delaware corporation (“PharmaNet”), and the associated rights to purchase shares of Series A Junior Participating Preferred Stock, par value $0.10 per share, of PharmaNet (collectively, the “Shares”), at a price of $5.00 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 12, 2009 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), which are annexed to, and filed with, the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.  The Offer is being made in connection with the Agreement and Plan of Merger, dated as of February 3, 2009 (as it may be amended or supplemented from time to time, the “Merger Agreement”), by and among Parent, Purchaser and PharmaNet, a copy of which is attached as Exhibit (d)(1) to the Schedule TO, and is incorporated herein by reference with respect to Item 11 of this Amendment No. 5.

Purchaser and Parent are affiliates of the Sponsors.  This Amendment No. 5 is being filed on behalf of Purchaser, Parent and the Sponsors.

Unless otherwise indicated, references to sections in this Amendment No. 5 are references to sections of the Offer to Purchase.  The information set forth in the Offer to Purchase, including Schedule I thereto, is hereby incorporated by reference with respect to Item 11 of this Amendment No. 5, and is supplemented by the information specifically provided herein.  Except as otherwise indicated, the information set forth in the Schedule TO remains unchanged.  All capitalized terms used in this Amendment No. 5 without definition have the meanings ascribed to them in the Schedule TO or the Offer to Purchase.

This Amendment No. 5 is filed solely for the following purposes: to provide supplemental disclosure to the Schedule TO relating to certain foreign regulatory filings and to supplement Item 12 with an additional exhibit.

ITEM 11.  ADDITIONAL INFORMATION.

Item 11 of the Schedule TO is hereby amended and supplemented as follows:

Section 15 (“Certain Legal Matters”) of the Offer to Purchase is hereby amended and supplemented as follows:

On page 67 of the Offer to Purchase, in the section entitled “Antitrust”, the following sentence is added as the last sentence of the paragraph beginning “PharmaNet also conducts business outside of the United States”:

“On March 18, 2009, Parent and Purchaser received approval from the FCO to consummate the Offer and the Merger. ”

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following text thereto:

“On March 18, 2009, Parent issued a press release announcing the receipt by Parent and Purchaser of approval from the FCO to consummate the Offer and the Merger.  The full text of the press release is attached as Exhibit (a)(5)(B) to the Schedule TO and is incorporated herein by reference. ”

ITEM 12.  EXHIBITS.

Item 12 of the Schedule TO is hereby amended and restated in its entirety to read as follows:

(a)(1)(A)*	Offer to Purchase, dated February 12, 2009
(a)(1)(B)*	Form of Letter of Transmittal
(a)(1)(C)*	Form of Notice of Guaranteed Delivery
(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(E)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(F)*	Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification), including instructions for completing the form
(a)(1)(G)*
Joint Press Release, dated February 3, 2009, of PharmaNet and Parent (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by PharmaNet with the Securities and Exchange Commission on February 3, 2009)

(a)(1)(H)*	Joint Press Release, dated February 12, 2009, of PharmaNet and Parent
(a)(1)(I)*	Form of summary advertisement, published February 12, 2009 in The Wall Street Journal
(a)(5)*	Section 262 of the DGCL
(a)(5)(A)*	Press Release, dated March 13, 2009, of Parent
(a)(5)(B)	Press Release, dated March 18, 2009, of Parent
(d)(1)*
Agreement and Plan of Merger, dated as of February 3, 2009, by and among Parent, Purchaser and PharmaNet (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by PharmaNet with the Securities and Exchange Commission on February 3, 2009)

(d)(2)*	Confidentiality Agreement, dated as of December 1, 2008, by and between JLL Partners, Inc. and PharmaNet

*- Filed previously

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PDGI Acquisition Corp.

By:	/s/ Paul S. Levy
Name:	Paul S. Levy
Title:	President

JLL PharmaNet Holdings, LLC

By:	/s/ Paul S. Levy
Name:	Paul S. Levy
Title:	President

JLL Partners Fund V, L.P.

By:	JLL Associates V, L.P.
Its:	General Partner

By:	JLL Associates, G.P. V, L.L.C.
Its:	General Partner

By:	/s/ Paul S. Levy
Name:	Paul S. Levy
Title:	Managing Member

JLL Partners Fund VI, L.P.

By:	JLL Associates VI, L.P.
Its:	General Partner

By:	JLL Associates, G.P. VI, L.L.C.
Its:	General Partner

By:	/s/ Paul S. Levy
Name:	Paul S. Levy
Title:	Managing Member

Dated: March 18, 2009

EXHIBIT INDEX

The Exhibit Index is hereby amended and restated in its entirety as follows:

(a)(1)(A)*	Offer to Purchase, dated February 12, 2009
(a)(1)(B)*	Form of Letter of Transmittal
(a)(1)(C)*	Form of Notice of Guaranteed Delivery
(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(E)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(F)*	Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification), including instructions for completing the form
(a)(1)(G)*
Joint Press Release of PharmaNet, dated February 3, 2009, of PharmaNet and Parent (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by PharmaNet with the Securities and Exchange Commission on February 3, 2009)

(a)(1)(H)*	Joint Press Release, dated February 12, 2009, of PharmaNet and Parent
(a)(1)(I)*	Form of summary advertisement, published February 12, 2009 in The Wall Street Journal
(a)(5)*	Section 262 of the DGCL
(a)(5)(A)*	Press Release, dated March 13, 2009, of Parent
(a)(5)(B)	Press Release, dated March 18, 2009, of Parent
(d)(1)*
Agreement and Plan of Merger, dated as of February 3, 2009, by and among Parent, Purchaser and PharmaNet (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by PharmaNet with the Securities and Exchange Commission on February 3, 2009)

(d)(2)*	Confidentiality Agreement, dated as of December 1, 2008, by and between JLL Partners, Inc. and PharmaNet

* - Filed previously